NEWS RELEASE

North American Palladium Announces First Quarter 2012 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario, May 10, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today announced financial and operational results for the first quarter ended March 31, 2012.

Q1 Summary

•	Produced 41,760 ounces of payable palladium at a cash cost per ounce(1) of US$380;

•	Realized palladium selling price of US$661 per ounce, giving a palladium operating margin of US$281 per ounce, or US$11 million;

•	Revenue of $44.6 million;

•	EBITDA(1) of $3.9 million and adjusted EBITDA(1) of $9.0 million;

•	Invested $36.7 million in the Lac des Iles (“LDI”) mine expansion;

•	Permitting delay shifts target for commercial production at Vezza by three months to end of June;

•	Subsequent to quarter end, completed $35 million flow-through financing to fund LDI mine expenditures;

•	Subsequent to quarter end, signed a three-year smelter contract with a shorter payment period than the previous contract, which will enable the Company to reduce its investment in working capital.

“Our solid operational results in the first quarter drove improved financial performance for the Company,” said William J. Biggar, President & Chief Executive Officer. “I am also very pleased with the steady progression of our LDI expansion project as we continued to achieve a number of development milestones during the quarter.”

Mr. Biggar added: “The highly acclaimed safety and exploration awards that we recently received are a testament to our employees’ dedication and shared vision to transform NAP into a low cost mid-tier precious metals producer.”

Financial Results(2)

Revenue for the first quarter was $44.6 million compared to $36.7 million in the first quarter the prior year. Revenue was $41.6 million from LDI, and $3.0 million from Sleeping Giant. During the quarter, the Company realized a palladium selling price of US$661 per ounce and a gold price of US$1,719 per ounce.

Net loss for the quarter was $0.9 million or $0.01 per share compared to a net loss of $10.3 million or $0.06 per share in the same quarter last year. Adjusted net income(1) (which excludes exploration costs and mine closure costs) was $4.2 million in the first quarter, compared to negative $6.5 million in the same quarter last year.

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EBITDA(1) was $3.9 million for the first quarter, compared to negative $3.8 million in the same quarter last year. The increase was due to higher revenue and lower production costs in the current year. Adjusted EBITDA(1) (which excludes exploration expenses and mine closure costs) was $9.0 million in the first quarter, compared to $0.1 million in first quarter last year.

In the first quarter, cash from operating activities was $4.2 million, before changes in non-cash working capital(1), or $0.03 per share, as compared to cash used in operations of $6.6 million, or $0.04 per share, in the corresponding period in 2011. This increase is primarily due to higher revenue ($7.9 million) and lower production costs ($2.9 million).

In the first quarter, NAP invested $4.0 million in exploration, of which $3.2 million was at its palladium operations and $0.8 million at its gold operations. Development expenditures in the first quarter amounted to $44.9 million, comprised of $37.2 million at LDI (including $36.7 million on the LDI mine expansion) and $7.7 million on the development at Vezza.

As at March 31, 2012, the Company had approximately $73.9 million in working capital, including $17.3 million cash on hand. Subsequent to quarter end, the Company closed a $35-million financing of flow-through shares to fund eligible exploration and mine expansion expenditures at LDI, bringing the March 31, 2012 pro-forma cash position to $50.3 million.

Operational Update

Lac des Iles Palladium Mine

In the first quarter of 2012, the Company produced 41,760 ounces of payable palladium at a total cash cost of US$380 per ounce(1).

During the first quarter, 532,435 tonnes of ore were mined, of which 219,945 tonnes came from underground sources (with an average palladium mined grade of 5.3 grams per tonne), and 312,490 tonnes from surface sources (with an average palladium mined grade of 1.9 grams per tonne). The LDI mill processed 519,944 tonnes of ore at an average palladium head grade at the mill of 3.5 grams per tonne, and a palladium recovery of 77%.

Subsequent to quarter end, LDI signed a three-year contract for the smelting and refining of the mine’s concentrate with Vale Canada Limited, located in Sudbury, Ontario. The new contract, which became effective in May, has a shorter payment period by approximately two months than the previous contract, which will allow the Company to reduce its investment in working capital.

In the first quarter, mine expansion expenditures totalled $36.7 million, and the Company expects total expenditures for 2012 will be in line with the budget of $116 million. The Company made significant progress advancing the critical aspects of its mine expansion and remains on schedule for commissioning the shaft at the end of 2012, which will enable the Company to increase its underground production starting in the first quarter of 2013. Through the utilization of the shaft and higher mining rates, LDI is expected to benefit from increased production at reduced cash costs per ounce, yielding higher operating margins and transforming the mine into a low cost producer of palladium.

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Recent mine expansion highlights include:

•	Primary ramp advanced to the 825-metre mine level;

•	Surface construction work significantly advanced, to be completed by the end of Q3;

•	Sub-collar work is completed and shaft sinking is underway;

•	Underground development progressing on schedule; and

•	Preparation for the first upper Offset Zone production stope is about 85% completed.

Vezza Gold Mine

During the first quarter, the Company processed approximately 15,000 tonnes of bulk sample. The results from the bulk sample continue to be within management’s expectations and the geologic block model, and throughput at the mill has confirmed potential for improved recoveries beyond the 88% base case assumption by utilizing a reduced grind size.

The receipt of the final production permit, originally expected by March 31, has been delayed, primarily due to an administrative backlog, and is now expected by May 31.  Due to the delay, the Company now expects to declare commercial production by the end of June.  For the 12-month period from the commencement of commercial production, management expects Vezza to produce 40,000 ounces of gold.  During the first six months of this period (July 1 to December 31, 2012), the mine will be ramping up to steady state production of 750 tonnes per day, and accordingly production will not be pro rata and is expected to be in the range of 15,000 to 17,000 ounces.

Due to the delay, the Company accelerated its development activities to more efficiently utilize its workforce at site. In the first quarter, development expenditures totaled $7.7 million. The Company expects development expenditures for 2012 will be approximately $20 million, an increase of $3 million over the original budget of $17 million due to the increase in pre-production expenditures arising from the delay.

Outlook

Palladium spot prices averaged US$683 in the first quarter, ranging from a low of US$615 per ounce, to a high of US$724 per ounce. The supply and demand fundamentals of palladium remain strong, and most forecasters continue to have a positive outlook. A supporting factor behind the positive outlook for the metal's future performance is the resilient industrial demand, increasing investment demand, and constrained global supply.

For the remainder of the year, the Company plans to focus on the following milestones:

•	Commissioning of the LDI mine shaft (target end of Q4, 2012);

•	Completing the reserve and resource update for LDI (Q2, 2012);

•	Achieving commercial production at the Vezza mine (start of Q3, 2012); and

•	Expanding reserves and resources at LDI through continued exploration.

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Conference Call and Webcast Details

Date:	Friday, May 11, 2012
Time:	9:00 a.m. ET
Webcast:	www.nap.com
Live Call:	1-866-200-6965 or 416-849-5525 (PIN: 64217897, followed by # sign)

Replay:	1-866-206-0173 or 646-216-7204 (PIN: 271523, followed by # sign)

The conference call replay will be available for 90 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website. Alternative international toll-free and toll access dial-in numbers for global conference participants are available on NAP’s website under the Conference Calls tab on the Investor Relations page.

Annual Meeting of Shareholders

Date:	Friday, May 11, 2012
Time:	11:00 a.m. ET
Webcast:	www.nap.com
Venue:	The TSX Broadcast Centre Gallery
Address:	The Exchange Tower, 130 King Street West, Toronto, Ontario

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company's shares trade on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

(1) Non-IFRS measure. Please refer to Non-IFRS Measures in the MD&A.

(2) NAP’s consolidated financial statements for the first quarter ended March 31, 2012 are available in the Appendix of this news release. Certain prior period amounts have been reclassified to conform to the presentation adopted in 2011. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

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Cautionary Statement on Forward Looking Information

Certain information included in this news release constitutes 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate', 'guidance', and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to our future financial or operating performance, including: the Company's forward looking production guidance, projected capital expenditures, operating cost estimates, project timelines, mining and milling rates, projected grades, mill recoveries, and other statements that express management's expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that metal prices will be consistent with the Company's expectations, that the exchange rate between the Canadian dollar and the United States dollar will be consistent with the Company's expectations, that there will be no significant disruptions affecting operations, that prices for key mining and construction supplies, including labour and transportation costs, will remain consistent with the Company's expectations, that the Company's current estimates of mineral reserves and resources are accurate, and that there are no material delays in the timing of ongoing development projects. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that metal prices, foreign exchange rates or operating costs may differ from management's expectations, uncertainty of mineral reserves and resources, inherent risks associated with mining and processing, the risk that the Lac des Iles and Vezza mines and may not perform as planned and that the Offset Zone and other properties may not be successfully developed, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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Consolidated Balance Sheet

(expressed in thousands of Canadian dollars)

(unaudited)

	March 31	December 31
	2012	2011
ASSETS
Current Assets
Cash	$17,308	$50,935
Accounts receivable	79,306	73,048
Taxes receivable	5,786	4,602
Inventories	19,553	20,046
Other assets	6,953	11,255
Total Current Assets	128,906	159,886
Non-current Assets
Mining interests	301,055	256,159
Total Non-current Assets	301,055	256,159
Total Assets	$429,961	$416,045
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$43,549	$42,436
Current portion of obligations under finance leases	4,793	2,428
Provisions	1,000	1,000
Taxes payable	715	715
Current derivative liability	$4,904	$4,875
Total Current Liabilities	54,961	51,454
Non-current Liabilities
Income taxes payable	2,648	2,648
Asset retirement obligations	19,375	20,881
Obligations under finance leases	12,627	2,104
Long-term debt	66,176	65,698
Deferred mining tax liability	5,283	4,264
Total Non-current Liabilities	106,109	95,595
Shareholders’ Equity
Common share capital and purchase warrants	741,171	740,888
Stock options and related surplus	8,399	7,859
Contributed surplus	8,873	8,873
Deficit	(489,552)	(488,624)
Total Shareholders’ Equity	268,891	268,996
Total Liabilities and Shareholders’ Equity	$429,961	$416,045

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Consolidated Statement of Operations and Comprehensive Loss

(expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2012	2011
Revenue	$44,582	$36,714

Mining operating expenses
Production costs	27,551	30,427
Smelting, refining and freight costs	2,978	1,439
Royalty expense	1,594	1,126
Depreciation and amortization	3,936	4,165
Gain on disposal of equipment	(79)	-
Gold mine closure costs	1,077	-
Total mining operating expenses	37,057	37,157
Income (loss) from mining operations	7,525	(443)

Other expenses
Exploration	4,003	3,839
General and administration	3,329	3,479
Interest income	(102)	(651)
Interest expense and other costs	1,083	239
Foreign exchange loss	219	160
Total other expenses	8,532	7,066
Loss before taxes	(1,007)	(7,509)
Income and mining tax recovery (expense)	79	(2,812)
Loss and comprehensive loss for the period	$(928)	$(10,321)
Loss per share
Basic and diluted	$(0.01)	$(0.06)
Weighted average number of shares outstanding
Basic	162,924,838	160,198,305
Diluted	162,924,838	160,198,305

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Consolidated Statement of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2012	2011
Cash provided by (used in)
Operations
Net loss for the period	$(928)	$(10,321)
Gold mine reclamation expenditures	(1,448)	-
Operating items not involving cash
Depreciation and amortization	3,936	4,165
Accretion expense	564	85
Deferred income and mining tax expense (recovery)	1,019	(1,263)
Share-based compensation and employee benefits	827	739
Other	251	27
	4,221	(6,568)
Changes in non-cash working capital	530	11,438
	4,751	4,870
Financing Activities
Issuance of common shares and warrants, net of issue costs	-	61,802
Capital lease facility	11,239	-
Repayment of obligations under finance leases	(1,180)	(503)
Interest paid	(3,592)	(48)
	6,467	61,251
Investing Activities
Additions to mining interests	(44,924)	(41,144)
Proceeds on disposal of mining interests	79	-
	(44,845)	(41,144)
Increase (decrease) in cash	(33,627)	24,977
Cash, beginning of period	50,935	75,159
Cash, end of period	$17,308	$100,136

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